SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September 2, 2024, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Profit of the fiscal year	in million of ARS
	06/30/2024	06/30/2023
Results of the fiscal year	(23,054)	215,837
Attributable to:
Shareholders of the controlling company	(18,377)	213,076
Non-controlling interest	(4,677)	2,761

2. Other comprehensive income for the fiscal year	in million of ARS
	06/30/2024	06/30/2023
Other comprehensive income for the fiscal year	(3,816)	(4,776)
Attributable to:
Shareholders of the controlling company	(3,617)	(4,860)
Non-controlling interest	(199)	84

3. Total comprehensive income for fiscal year	in million of ARS
	06/30/2024	06/30/2023
Total comprehensive for fiscal year	(26,870)	211,061
Attributable to:
Shareholders of the controlling company	(21,994)	208,216
Non-controlling interest	(4,876)	2,845

4. Equity details	in million of ARS
	06/30/2024	06/30/2023
Share Capital	7,181	799
Shares to be issue	-	6,553
Treasury shares	234	12
Comprehensive adjustment of capital stock and of treasury shares	326,271	326,263
Warrants	22,101	23,281
Share Premium	478,387	475,634
Premium for trading of treasury shares	(10,306)	1,865
Legal Reserve	47,939	37,285
Special Reserve (Resolution CNV 609/12)	185,471	185,471
Cost of treasury share	(26,884)	(12,347)
Reserve for future dividends	72,957	33,382
Reserve for conversion	(2,915)	702
Special Reserve	58,076	115,593
Other reserves	(93,667)	(93,619)
Retained earnings	13,800	244,256
Shareholders’ Equity attributable to controlling company’s shareholders	1,078,645	1,345,130
Non-controlling interest	73,792	82,965
Total shareholder's equity	1,152,437	1,428,095

Pursuant to Article 62 paragraph l) sections 6) and 8) of the mentioned Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 7,414,591,620 (including treasury shares) represented by 741,459,162 registered non-endorsable common shares, with a nominal value of ARS 10 each and entitled to one vote per share which are duly registered aso fo the date hereof. The total number of outstanding shares is 718,057,046.

The Company's market capitalization as of June 30, 2024 was approximately USD 664 million (74,145,916 GDS with a price per GDS of USD 8.96).

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 397,831,498 shares directly and indirectly (through Helmir S.A.), which represents 55.4% of the share capital (net of treasury shares). Cresud is a company incorporated and registered with the General Inspection of Justice domiciled at Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of June 30, 2024, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 320,225,918 common shares, with a nominal value of ARS 10 each and one vote per share from the Company that represents 44.6% of the issued share capital.

 It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued. Additionally, as a result of the cash dividend payment made on May 9, 2024, certain terms and conditions of the outstanding options to subscribe for common shares were modified, with the current conversion ratio being 1.3070 common shares of nominal value ARS 10 per exercised option and the current exercise price being USD 0.3307 per share of nominal value ARS 10. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, the number of outstanding warrants is 75,668,184.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 840,357,478 (considering the current conversion ratio of 1.3070 shares of nominal value ARS 10 per option). We also inform that if Cresud, through its subsidiary Helmir S.A., were to exercise its warrants like the rest of the shareholders, its stake would increase by 64,885,526 ordinary shares, which would mean a 56.6% stake on the share capital (net of treasury shares), it corresponds to 462,717,024 ordinary shares.

Among the news of the period ended on June 30, 2024, and subsequent, the following can be highlighted:

●
The rental adjusted EBITDA reached ARS 171,772 million, 8.8% higher than in 2023, driven by the Shopping Centers and Hotels segments.

●
The net result for fiscal year 2024 recorded a loss of ARS 23,054 million due mainly to the negative result due to changes in the fair value of investment properties.

●
Real tenant sales in Shopping Centers fell 4.5% in fiscal year 2024 compared to 2023 due to a first semester of growth and a second semester of contraction in economic activity. Occupancy remained high at 97.4%.

●
During the year we sold 3 floors of the “261 Della Paolera” building, the Suipacha 652/64 building, our 50% stake in Quality Invest S.A, owner of the San Martín property, and we bartered the Ezpeleta property in the district of Quilmes, Buenos Aires province. On the other hand, we signed a management trust contract at cost for the residential development of the “Del Plata” building, located in the heart of downtown Buenos Aires.

●
Subsequently, we acquired a property next to Alto Avellaneda shopping mall, with a built area of 32,660 sqm and potential for future expansion, and we launched an ambitious plan to develop residential projects in Argentina, among which Ramblas del Plata in Puerto Madero Sur stands out, formerly known as Costa Urbana.

●
We distributed dividends twice during the fiscal year for a total amount of ARS 119,000 million and repurchased our own shares to date for approximately 4.0% of the share capital, having invested ARS 29,674 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 2, 2024